FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



April 24, 2009


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

                                                                  April 24, 2009

                                             Company:        RICOH COMPANY, LTD.

                                             Representative: Shiro Kondo
                                                             President and CEO

                                             Contact:        Masakuni Kutsuwada,
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

 NOTICE CONCERNING DIFFERENCE BETWEEN CONSOLIDATED FORECAST AND ACTUAL RESULTS,
                       AND REVISION OF DIVIDENDS FORECAST

     Ricoh Company, Ltd. ("Ricoh") announced its difference between consolidated forecast and actual results, and revised its dividends forecast for the fiscal year ended March 31, 2009.

1.   Difference between consolidated forecast and actual results

     (1)  Difference between consolidated forecast and actual results

                                                                          (Millions of yen)
-------------------------------------------------------------------------------------------
                                                                 Income before
                                  Net sales   Operating income    income taxes   Net income
-------------------------------------------------------------------------------------------
Previous forecast (A)
(Announced on January 29, 2009)   2,150,000        100,000            70,000        35,000
-------------------------------------------------------------------------------------------
Actual results(B)                 2,091,696         74,536            30,939         6,530
-------------------------------------------------------------------------------------------
Change (B - A)                      -58,304        -25,464           -39,061       -28,470
-------------------------------------------------------------------------------------------
Percentage change                     -2.7%         -25.5%            -55.8%        -81.3%
-------------------------------------------------------------------------------------------
(Reference)
Actual results for FY2008         2,219,989        181,506           174,669       106,463
-------------------------------------------------------------------------------------------

     (2)  Reason for difference

     Regarding operating income, it was mainly due to a decrease in sales both in Japan and overseas market in the background of further deterioration business environment after the previous forecast was announced and to expenditure on the structural reform cost.

     Regarding income before income taxes, it was mainly caused by the loss on revaluation of investments securities in addition to the decline of the operating income.

     Regarding net income, it was mainly caused by summing up the valuation allowance to the deferred tax assets in addition to the decline of the income before income taxes.

2.   Revision of dividends forecast

     (1)  Details of the revised dividends forecast

                                         Dividends per share (Yen)
----------------------------------------------------------------------
                                       The end of
Record date                          second quarter   Year-end   Total
----------------------------------------------------------------------
Previous forecast
   (Announced on January 29, 2009)          --          18.00    36.00
----------------------------------------------------------------------
Revised forecast                            --          15.00    33.00
----------------------------------------------------------------------
Actual results in FY2009                  18.00            --       --
----------------------------------------------------------------------
Actual results in FY2008                  16.00         17.00    33.00
----------------------------------------------------------------------

     (2)  Reason for revision of the forecast of dividends

     Ricoh basically enforces stable returning profits to shareholders considering the dividend payout ratio. As the actual of consolidated financial results for the fiscal year ended March 31, 2009 has been below the previous forecast as mentioned above, Ricoh has revised the forecast of dividends amount per share to 15.00 yen for the fiscal year ended March 31, 2009. Combined with the interim dividend of 18.00 yen, the annual dividend will be 33.00 yen, or the same amount as the fiscal year ended March 31, 2008.